Item 1. Business
Item 15. Exhibits and Financial Statement Schedules, page 140

Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889 — 0100
May 30, 2008
Via EDGAR
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

RE:	Merck & Co., Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed on February 28, 2008 (File No. 001-03305)
Dear Mr. Riedler:
We have reviewed your comment letter dated May 2, 2008 relating to Form 10-K for the year ended December 31, 2007. For your convenience, we have included your comments with this letter. Our responses use the same numbering as your letter.
Item 1. Business
Research and Development, page 12
1.	Please include in the discussions of your collaborations the expiration and termination provisions of those collaborations.
The Company intends to include in its second quarter 2008 10-Q filing within MD&A discussions of the expiration and termination provisions of its collaborations with ARIAD Pharmaceuticals, Inc. , Dynavax Technologies Corporation, and GTx, Inc. in a form similar to the following:
As previously disclosed, during 2007 the Company entered into collaborations with ARIAD Pharmaceuticals, Inc. (“ARIAD”), Dynavax Technologies Corporation (“Dynavax”), and GTx, Inc. (“GTx”). These collaborations generally continue in effect until the expiration of all royalty and milestone payment obligations. These collaborations may generally be terminated in the event of insolvency or a material uncured breach by either party. Additionally, the collaborations may terminate as follows:

The collaboration agreement between Merck and ARIAD may be terminated by Merck upon the failure of MK-8669 to meet certain developmental and safety requirements or in the event Merck concludes it is not advisable to continue the development of MK-8669 for use in a cancer indication. In addition, Merck may terminate the collaboration agreement on or after the third anniversary of the effective date by providing at least 12 months prior written notice. Upon termination of the collaboration agreement, depending upon the circumstances, the parties have varying rights and obligations with respect to the continued development and commercialization of MK-8669 and continuing royalty obligations.
The collaboration agreement between Merck and Dynavax may be terminated by Merck in its sole discretion or by Dynavax if Merck decides to permanently stop all development and commercialization activities for V270 worldwide.
The collaboration agreement between Merck and GTx may be terminated by Merck upon ninety days notice to GTx at any time after December 18, 2009.
Item 15. Exhibits and Financial Statement Schedules, page 140
2.	It appears that you have not filed as exhibits to your filing copies of the following agreements:
•	Agreements with Schering-Plough Corporation relating to the joint venture that sells Vytorin and Zetia.

•	Agreements relating to the joint venture with Rhône-Poulenc S.A. (now Sanofi-Aventis S.A.)

•	Global license and development collaboration agreement with Dynavax Technologies Corporation.

•	Collaboration agreement with FoxHollow Technologies, Inc.

•	Collaboration agreement with Idera Pharmaceuticals.

•	Research collaboration and license agreement with Neuromed Pharmaceuticals Ltd.

•	Global alliance with Agensys, Inc.
Please file each of these agreements as an exhibit to your filing or, alternatively, please provide us with a supplemental analysis detailing why each of them is not material.
The Company plans to file as exhibits to its second quarter 2008 10-Q filing redacted copies of the following agreements relating to the joint venture between the Company and Schering-Plough:
(1) Cholesterol Governance Agreement, dated as of May 22, 2000, by and among MSP Distribution Services (C) LLC, MSP Marketing Services (C) LLC, MSP Technology

(US) Company LLC, Merck Cardiovascular Health Company, Merck Technology (US) Company, Inc., Schering MSP Corporation, Schering Sales Management, Inc., Schering Sales Corporation, Schering MSP Pharmaceuticals L.P., MSP Cholesterol LLC, MSP Singapore Company, LLC, MSD Technology Singapore Pte. Ltd., MSD Ventures Singapore Pte. Ltd., Osammor Pte. Ltd. (to be renamed Schering-Plough (Singapore) Pte. Ltd.), Citimere Pte. Ltd. (to be renamed Schering-Plough (Singapore) Research Pte. Ltd), Schering Corporation, Schering-Plough Corporation, and Merck & Co., Inc;
(2) First Amendment to the Cholesterol Governance Agreement, dated as of December 18, 2001, by and among MSP Distribution Services (C) LLC, MSP Marketing Services (C) LLC, MSP Technology (US) Company LLC, Merck Cardiovascular Health Company, Merck Technology (US) Company, Inc., Schering MSP Corporation, Schering Sales Management, Inc., Schering Sales Corporation, Schering MSP Pharmaceuticals L.P., MSP Singapore Company, LLC, MSD Technology Singapore Pte. Ltd., MSD Ventures Singapore Pte. Ltd., Schering-Plough (Singapore) Pte. Ltd., Schering-Plough (Singapore) Research Pte. Ltd, Schering Corporation, Schering-Plough Corporation, and Merck & Co., Inc; and
(3) Master Agreement, dated as of December 18, 2001, by and among MSP Technology (U.S.) Company LLC, MSP Singapore Company, LLC, Schering Corporation, Schering-Plough Corporation, and Merck & Co., Inc.
The Company also plans to file as an exhibit to its second quarter 2008 10-Q filing a redacted copy of the Merck Merial Venture Agreement with Sanofi-Aventis S.A. relating to the Company’s animal health joint venture.
Concurrent with its second quarter 2008 10-Q filing, the Company intends to file an application for an order of the Commission under Rule 24b-2 promulgated under the Securities and Exchange Act of 1934, 17 CFR § 240.24b-2, granting confidential treatment to certain provisions of the foregoing agreements (the “Confidential Information”), as well as to request that the Confidential Information be withheld from public availability under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”).
The Company believes that the agreements related to the other referenced collaborations, which the Company has previously disclosed in an effort to give its stockholders information about its ongoing research efforts, are of the type entered into in the ordinary course of business conducted by large pharmaceutical companies and individually are not material to the Company for the reasons set forth below.
The collaboration between the Company and Dynavax for the license and development of HEPLISAV is not material to the Company. The Company already markets and sells a vaccine for hepatitis B. The combined revenues for all of the Company’s hepatitis vaccines in 2007 were $279.9 million, which contributed only 1.2% of the Company’s total revenues for 2007. Additionally, the agreement required that the Company pay an upfront licensing fee, and also requires that the Company provide development program funding to Dynavax, and, further, provides for future royalties and milestone payments in amounts that are not material to the Company.
The collaboration between the Company and FoxHollow Technologies, Inc. (“FoxHollow”) for the analysis of atherosclerotic plaque relates to a research methodology and related clinical studies involving the study of plaque. It requires that the Company pay research fees, exclusivity fees and future royalty and milestone payments in amounts that are not material to the Company. The Company will derive no revenue or income from its agreement with FoxHollow.
The collaboration between the Company and Idera Pharmaceuticals (“Idera”) to research, develop and commercialize Idera’s Toll-like Receptor agonists for use in combination with certain of the Company’s therapeutic and prophylactic vaccines under development is for early stage pre-clinical research, and the potential for any revenue or for obligations for the Company to make future milestone payments to Idera is far off. Additionally, the agreement required the Company to pay an upfront license fee and to purchase Idera common stock in amounts that are not material to the Company.
The collaboration between the Company and Neuromed Pharmaceuticals Ltd. (“Neuromed”) to research, develop and commercialize novel compounds for the treatment of pain and other neurological disorders is for early phase research, and the potential for any revenue or for the Company to make future significant milestone payments to Neuromed is far off. Neuromed’s lead compound (MK-6721), which was in Phase II development at the time the agreement was entered into, is no longer in development. Additionally, the agreement required the Company to make an upfront payment as well as to provide research funding to Neuromed in amounts that are not material to the Company.
The collaboration between the Company and Agensys, Inc. (“Agensys”) for the licensing of an antibody was not material to the Company when it was entered into as it was for early phase research and the Company to date has paid amounts to Agensys pursuant to the agreement that are not material to the Company. Moreover, on April 23, 2008, the Company notified Agensys that it is exercising its right to terminate the agreement effective July 22, 2008.
Other
In connection with our response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the above response, please contact me at 908-423-3853.
Very truly yours,

/s/ Jon Filderman
Counsel, Corporate Staff

cc:	John Canan
Celia A. Colbert

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